

John Haseley

Principal at Remington Road Group

Columbus, Ohio Area

Connect   **InMail**   More...

Remington Road Group

 **The George Washington University Law School**

 **See contact info**

 **500+ connections**

Experience

Principal
Remington Road Group
Feb 2011 – Present · 7 yrs 7 mos

Principal
Midwest Gateway Partners

Chief of Staff
Ohio Governor Ted Strickland
Jan 2007 – Jan 2011 · 4 yrs 1 mo
Columbus, Ohio

Education

 **The George Washington University Law School**
Ohio University, BA

Interests

 **The George Washington Univers...**
38,458 followers



About

Community Guidelines

 **Questions?**
Visit our Help Center.

 **Manage your account and privacy.**
Go to your Settings.

Select Language

English (English)

Privacy & Terms ⌄